Cleartronic, Inc.

DBA ReadyOp Communications, Inc.

28050 US Hwy 19 N, Suite 310, Clearwater, FL 33761

Tel: 813-289-7620

March 27, 2023

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attention:          Becky Chow

                          Stephen Krikorian

Re:                   Cleartronic, Inc.

                         Form 10-K for the fiscal year ended September 30, 2022

                         Filed December 29, 2022

                         File No. 000-55329

Dear Ms. Chow and Mr. Kirkorian:

We are in receipt of the comment letter, dated March 22, 2023, from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") regarding the above captioned filing on Form 10-K for the fiscal year ended September 30, 2022, filed on December 29, 2022 (the "Annual Report"). Below is the response of Cleartronic, Inc. ("Cleartronic," the "Company," "we," "our" or similar terminology) to the Staff's comments.

For the Staff's convenience, we have incorporated your comments into this response letter in italics. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Annual Report.

Form 10-K filed on December 29, 2022

Item9A. Controls and Procedures, page 9

1. We note the disclosure that your disclosure controls and procedures were effective as of September 30, 2022. We also note your disclosure of your remediation plans for material weaknesses over internal controls. Please clarify and disclose the nature of any material weakness, its impact on your financial reporting and ICFR, and management's current plans, if any, or actions already undertaken, for remediating the material weakness. Additionally, please clarify how you can have effective disclosure controls and procedures if a material weakness does exist. We refer you to Item 308(a)(3) of Regulation S-X and 2007 interpretive guidance issued by the SEC in Release No. 34-55929. Please advise or revise.

Our response to Comment #1:

We confirm that management found no material weaknesses in our internal control over financial reporting when it completed an assessment in connection with our annual audit. As a result of those findings, we did not report any material weaknesses. However, the paragraph describing remediation plans for material weaknesses of internal controls was inadvertently copied from prior filings and overlooked in our review.

Going forward, we will remove the last paragraph in Item 9A regarding remediation of material weaknesses of internal controls when we have none to disclose.

2. We note the disclosure that you performed an assessment of your internal control over financial reporting as of September 30, 2022; however, you did not clearly disclose your management's conclusion. Please tell us and revise to disclose management's conclusion on whether or not your internal controls were effective at the end of the period. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

Our response to Comment #2:

We also confirm that, based on its assessment of internal control over financial reporting, management concluded that the Company's internal control over financial reporting was effective as of September 30, 2022.

Going forward, we will add the following sentence: "Management concluded that our internal control over financial reporting was effective as of September 30, ____." at the end of this paragraph in Item 9A: "Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-2013) in Internal Control-Integrated Framework."

Should you have any questions or comments regarding our responses or if any additional or supplemental information is required by the Staff, please feel free to contact me at lreid@cleartronic.com - 954-826-2508.

Sincerely,

/s/ Larry M. Reid

Larry M. Reid

Chief Financial Officer